U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending October 31, 2004

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Lucie Desjardins
Corporate Secretary
(Address of principal executive office)

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____           Form 40-F    X

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____                 No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

LIST OF DOCUMENTS

99.1°	Press release issued by Cambior Inc. on October 1, 2004, announcing the obtaining of a receipt for Cambior's short form preliminary prospectus;

99.2°	Press release issued by Cambior Inc. on October 7, 2004, announcing the reception of a final receipt for Cambior's short form prospectus; and

99.3°	Press release issued by Cambior Inc. on October 12, 2004, announcing the increase of the bought deal by the underwriters;

99.4°	Press release issued by Cambior Inc. on October 14, 2004, announcing the closing of the CDN$110 million bought deal;

99.5°	Press release issued by Cambior Inc. on October 18, 2004, announcing the conference call to be held for third quarter results; ; and

99.6°	Press release issued by Cambior Inc. on October 21, 2004, announcing the third quarter 2004 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.

Date: November 4, 2004	By:	/s/ Lucie Desjardins
Lucie Desjardins
Corporate Secretary &
Senior Legal Counsel